Exhibit to Accompany
Item 77J (b)
Form N-SAR
The Primary Trend Fund
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP
93 - 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at June 30, 1997 reclassifications in The Primary Trend Fund were recorded from undistributed net investment income to increase net realized gains by $313,113.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.

sl
K:\PRIMARY\N-SAR\ITEM77JB.DOC
08/28/97